Exhibit 12.3

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect, Wholly-Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2018	2017
	(in millions, except ratios)
Net income	$166	$201
Equity in earnings of unconsolidated affiliates, net of distributions	21	18
Income tax expense	47	119
Capitalized interest	(1)	(1)
	233	337

Fixed charges, as defined:

Interest	62	60
Capitalized interest	1	1
Interest component of rentals charged to operating expense	1	2
Total fixed charges	64	63

Earnings, as defined	$297	$400

Ratio of earnings to fixed charges	4.64	6.35